Exhibit 12
PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2001 through 2005
(in thousands except ratio amounts)

	2005	2004	2003	2002	2001

Earnings:
Pre-tax income from continuing operations	$131,235	$123,894	$105,189	$82,091	$90,683
Distributed income of equity investees	24,344	26,291	10,188	22,143	9,885
Fixed charges	49,709	52,436	43,491	44,251	47,793
Preferred security dividend, net of tax	—	(1,379)	(276)	—	—

Total Adjusted Earnings	$205,288	$201,242	$158,592	$148,485	$148,361

Fixed Charges:
Interest	$47,336	$48,973	$41,401	$42,250	$45,286
Amortization of debt expense	439	429	365	366	420
One-third of rental expense	1,934	1,655	1,449	1,635	2,087
Preferred security dividend, net of tax	—	1,379	276	—	—

Total Fixed Charges	$49,709	$52,436	$43,491	$44,251	$47,793

Ratio of Earnings to Fixed Charges	4.13	3.84	3.65	3.36	3.10